Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

AMERICAN ROCK SALT CO. LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Fiscal Years Ended September 30,
	2006	2005	2004	2003	2002
Fixed Charges:
Plus: Interest Expense	$11,701	$11,399	$10,700	$4,362	$4,812
Plus: Interest Capitalized	—	—	—	—	126
Plus: Amortization of Capitalized Interest	1,014	1,014	1,014	1,014	845
Plus: Rentals	246	181	179	177	170
Plus: Amortization of Deferred Financing Costs	771	777	411	31	94

Total fixed charges	13,732	13,371	12,304	5,584	6,047
Earnings:
Net Income (Loss)	14,414	11,015	11,179	16,471	3,998
Fixed Charges	13,732	13,371	12,304	5,584	6,047
Less: Interest Capitalized	—	—	—	—	126

Total	28,147	24,387	23,484	22,055	9,919
Ratio of earnings to fixed charges	2.05	1.82	1.91	3.95	1.64

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income before fixed charges (the Company does not incur income taxes). Fixed charges consist of interest expense, including the amortization of deferred debt issuance costs, the amortization of capitalized interest, and the interest component of our operating rents.

(2)	As discussed in footnote 2 to the Company’s audited financial statements, in September 2006, the Company changed the method of amortizing mine development costs to a units-of-production method, which change has been retroactively applied. The Income Statement impacts of the change were to reduce cost of sales-products by $1,934, $2,036, $2,919, and $873 for the fiscal years 2005, 2004, 2003, and 2002, respectively, with corresponding increases to Net Income to members for each year. The change had no impact on total operating cash flows.